Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding

Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kelly David M.	2. Issuer Name and Ticker or Trading Symbol Kforce Inc. (KFRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Chief Accounting Officer
(Last) (First) (Middle) 1001 East Palm Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year
(Street) Tampa, Florida 33605		5. If Amendment, Date of Original (Month/Day/Year) March 5, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned following reported transactions (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			V	Amount	(A) or (D)	Price
Common Stock							9,700(1)	D

(1) The transaction on the original Form 4 should have been set forth on Table II. Therefore, Mr. Kelly's direct holdings in column 5 were overstated by 921 shares and should have been 9,700 shares.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC 2270 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned following reported transactions (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)	11. Nature of Indirect Beneficial Ownership(Instr. 4)
						(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock	1-for-1	1/31/03		A	V	921		1/31/05	--	Common	921		921	D
Phantom Stock	1-for-1	3/5/03		I	V	9,904		immed.	(2)	Common	9,904		9,904	D

(2) Shares of phantom stock are payable in cash following termination of the reporting person's employment with Kforce.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Michael R. Hurley By: Michael R. Hurley, Attorney-in-Fact For: David M. Kelly **Signature of Reporting Person	March 25, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	SEC 2270 (9-02) Page 2